United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 06)*

OMB Number 3235-0145

Capital Senior Living Corp.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

140475104

(CUSIP Number)

Mr. Scott Zimmerman, Esq.
Dechert, LLP
30 Rockefeller Plaza
New York,  NY  10112
(212) 698-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 03, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons.

West Creek Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐
b. ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of	7.	Sole Voting Power
Shares
Beneficially		0
Owned by
Each	8.	Shared Voting Power
Reporting
Person		1,596,050
With:
	9.	Sole Dispositive Power

		0

	10.	Shared Dispositive Power

		1,596,050

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,596,050

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11

5.9%

14.	Type of Reporting Person (See Instructions)

IA

CUSIP No.

1.	Names of Reporting Persons.

Roger Feldman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐
b. ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States Citizen

Number of	7.	Sole Voting Power
Shares
Beneficially		28,000
Owned by
Each	8.	Shared Voting Power
Reporting
Person		1.596.050
With:
	9.	Sole Dispositive Power

		28,000

	10.	Shared Dispositive Power

		1,596,050

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,624,050

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11

6%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No.

1.	Names of Reporting Persons.

Harvey Hanerfeld

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐
b. ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States Citizen

Number of	7.	Sole Voting Power
Shares
Beneficially		59,000
Owned by
Each	8.	Shared Voting Power
Reporting
Person		1,596,050
With:
	9.	Sole Dispositive Power

		59,000

	10.	Shared Dispositive Power

		1,596,050

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,655,050

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11

6.2%

14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Capital Senior Living Corp. (the “Issuer”) and amends and restates the previous Schedule 13D and amendments filed with respect thereto.

Item 2. Identity and Background

A.
This Schedule 13D is being filed jointly by (i) West Creek Capital, LLC, a Delaware limited liability company (“West Creek”), (ii) Roger Feldman and (iii) Harvey Hanerfeld (collectively the “Reporting Persons” and each individually a “Reporting Person”). Roger Feldman and Harvey Hanerfeld are the sole owners and managing members of West Creek. Each of the Reporting Persons either individually and/or collectively is deemed to be the beneficial owner of Shares held by (i) WC Select LP, a Delaware limited partnership (“Select”), (ii) West Creek Partners Fund LP, a Delaware limited partnership (“Partners Fund”), (iii) Roger Feldman, (iv) Harvey Hanerfeld and (v) certain private accounts (the “Accounts”) with respect to which West Creek Capital, LLC (a) is an investment advisor pursuant to investment advisory agreements or (b) has been delegated certain powers pursuant to the agreement described in Item 6 hereof (together, the “Holders”). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D.

B.	The principal business address of the Reporting Persons is 1919 Pennsylvania Ave., NW, Ste. 725, Washington, DC 20006.

C.
The principal business of West Creek is providing investment management services to investment partnerships and other entities. The principal occupation or employment of Roger Feldman is serving as owner and managing member of West Creek. The principal occupation or employment of Harvey Hanerfeld is serving as owner and managing member of West Creek.

D.	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

E.
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Roger Feldman and Harvey Hanerfeld are each a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders. A total of approximately $10,996,821 was paid to acquire the Shares.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Shares for the purpose of investment and subject to the statements in this Item 4, have no present plans or proposals which relate to or would result in a transaction with the purpose or effects enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons also reserve the right to purchase or otherwise acquire additional Shares, or to sell or otherwise dispose of Shares beneficially owned by them, in each case in open market or privately negotiated transactions or otherwise.

On March 19, 2008, the Reporting Persons and Issuer entered into a Settlement Agreement. The Settlement Agreement provides, among other things, that (a) two new members will be added to Issuer's Board of Directors, one of whom is Harvey Hanerfeld, one of the Reporting Persons, and (b) Issuer will form a special committee of its Board (including the two new members) to retain an independent investment bank to undertake a review of strategic alternatives intended to maximize shareholder value. The description of the Settlement Agreement herein is qualified in its entirety by reference to the Settlement Agreement annexed hereto.

Item 5. Interest in Securities of the Issuer

a/b.
West Creek, as the investment adviser to Select, Partners Fund, and the Accounts, and as party to the Agreement with Winterville, LLC (“Winterville”) described in Item 6, and Mr. Feldman and Mr. Hanerfeld as sole owners and managing members of West Creek may be deemed to have the shared power to direct the voting and disposition of a total of 1,596,050 total Shares held by Select, Partners Fund, the Accounts and Winterville, such shares constituting approximately 5.9% of the Shares of the Issuer. Mr. Feldman has the sole power to vote or direct the voting of and to dispose and to direct the disposition of the 28,000 shares beneficially owned by him as an individual, and together with the 1,596,050 Shares referenced above, such shares constitute approximately 6% of the Shares of the Issuer. Mr. Hanerfeld has the sole power to vote or direct the voting of and to dispose and to direct the disposition of the 50,000 shares beneficially owned by him as an individual and the 9,000 shares of restricted stock issued to Mr. Hanerfeld pursuant to the 2007 Omnibus Stock and Incentive Plan of the Issuer, (which is incorporated by reference as Exhibit 2 hereto) and together with the 1,596,050 Shares referenced above, such shares constitute approximately 6.2% of the Shares of the Issuer. All percentage holdings described herein are based upon the 26,929,094 Shares outstanding as of April 2, 2009, according to the Issuer's most recent Form 10-Q filed on March 12, 2009 for the period ending March 6, 2009.

Winterville, a Delaware limited liability company, is located at 1919 Pennsylvania Ave., NW, Ste. 725, Washington, DC 20006. During the last five years, Winterville has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

c.	No transactions in the Shares were effected by the Reporting Persons during the past 60 days.

d.	No person other than the Reporting Persons and the Holders is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 12, 2009, West Creek distributed from Cumberland Investment Partners, LLC (“Cumberland”) 383,700 shares of Common Stock to the Members thereof. In connection with this distribution, West Creek and Winterville, entered into an agreement allowing West Creek to (a) vote the 370,677 shares owned by Winterville and (b) restrict the sale thereof through June 30, 2009. The remaining 13,023 shares distributed are held by an entity owned solely by Mr. Feldman and Mr. Hanerfeld.

On April 3, 2009, the management agreement between one of the Accounts and West Creek was terminated (the “Termination”). As a result of the Termination, 110,600 shares of Common Stock included in the beneficial ownership reported by the Reporting Persons on Schedule 13D and amendments thereto filed prior to the Termination are no longer managed by West Creek, and effective with the Termination the Reporting Persons no longer exercise voting or investment control over such securities.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Settlement Agreement, dated March 19, 2008 (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 26, 2008).

Exhibit 2: 2007 Omnibus Stock And Incentive Plan of the Issuer, as amended, incorporated by reference to Exhibits 4.6 and 4.7 to the Issuer's Registration Statement on Form S-8 filed by the Issuer with the Securities and Exchange Commission on May 31, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2009

Date

West Creek Capital LLC
/s/ Roger Feldman

Signature

Roger Feldman
Managing member

Name / Title

/s/ Roger Feldman

Signature

Roger Feldman

Name / Title

/s/ Harvey Hanerfeld

Signature

Harvey Hanerfeld

Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)